Mail Stop 4561

March 20, 2007

<u>**Via U.S. Mail and Fax (720) 283-2451**</u>
Mr. Christopher D. Genry
Chief Financial Officer
United Dominion Realty Trust, Inc.
1745 Shea Center Drive, Suite 200
Highlands Ranch, CO 80129

      RE: **United Dominion Realty Trust, Inc.**
                Form 10-K for the fiscal year ended December 31, 2005
                Filed March 7, 2006
                File No. 1-10524

Dear Mr. Genry:

      We have reviewed your response letter dated February 7, 2007 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 10. Commitments and Contingencies

Series C Out-Performance Program, page 66

1.   We have read and reviewed your response to comment 1. Please address the following comments regarding the valuation performed on the Series C Out-Performance limited liability membership interests (OPPS):

         •   Tell us the inputs that were used in the Monte Carlo methodology to determine the value of the OPPS in the amount of $4.28. In addition, tell us if the starting point was the share price of the common stock at the time of issuance. If not, please explain and also, provide us with a valuation of the Series C interests based upon the trading price of the company's common stock, explaining in detail all material assumptions and discounts used.

- Please tell us how you determined that it was appropriate to assume a constant dividend yield in the Monte Carlo simulation. Tell us what your historical dividend yield has been for each of the last 10 years.

- Tell us how you determined that it was appropriate to take a 20-40% discount for potential taxes and how that discount was determined. Explain why the dividends and capital appreciation on the C interests would result in potentially higher taxes for a holder of C interests compared to a common stockholder.

- In addition tell us why you are using wide ranges for the non-transferability discounts and explain in detail how you ultimately settled on a 76.6% discount, which resulted in a $1.00 per OPPS value.

2.   We have reviewed your response to comment 2. You state in your response that at a 48.86% total return over the measurement period, the value of a share of common stock would be $29.00, while the implied undiscounted value of each OPPS would be approximately $13.20. Please tell us how you arrived at $13.20 and what this amount represents.

* * * *

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief